FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 21, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 12nd /2012 ANNUAL ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME:  December 20, 2012, at 09:00 a.m., at Rua Hungria, 1400 – 5th floor, in the City of São Paulo, State of São Paulo. QUORUM: all members. PRESIDING OFFICERS:   Nildemar Secches, Chairman, Edina Biava, Secretary. 1. Approval of Interest on Shareholders’ Equity (dividends) for the shareholders – In conjunction with the Fiscal Council, the Board decided to approve the payment of R$ 174.750.000,00, equivalent to R$ 0,20084501 gross per share of the free float, with federal income tax of 15%, with the exemption of those shareholders, either immune or exempt, on the 870.073.911 shares of the free float, by way of interest on shareholders equity which shall be incorporated in the mandatory annual dividend, pursuant to the current legislation. The right shall be applicable to shareholders as of the record date of December 31, 2012, ex-rights to interest on shareholders’ equity on January 2nd, 2013 and payout shall occur on February 15, 2013. 2. Other internal company matters. These minutes, having been drafted, read and approved, were signed by members of the Board present. Members of the Board: Nildemar Secches, Chairman; Paulo Assunção de Sousa, Co-Chairman; Décio da Silva; Heloisa Helena Silva de Oliveira; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Luís Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho;

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 21, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director